SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12508

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

S&T BANCORP, INC., THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.
800 PHILADELPHIA STREET
INDIANA, PA 15701

Financial Statements and Supplemental Schedule
Thrift Plan for Employees of S&T Bank

Years ended December 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Thrift Plan for Employees of S&T Bank
Financial Statements and Supplemental Schedule

Years ended December 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement and Thrift Plan Committee
S&T Bank

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Pittsburgh, PA
June 25, 2010

Thrift Plan for Employees of S&T Bank

Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Cash	$11,411	$9,425
Participant-directed investments:
Short-term investment funds	6,788,733	9,585,047
Mutual funds	33,253,744	22,994,807
S&T Bancorp, Inc. common stock	16,233,578	29,243,054
Total Participant-directed investments	56,276,055	61,822,908

Receivables:
Receivable from Plan Sponsor	-	1,037,660
Receivable from Employees	14,490	4,797
Accrued interest and dividends	4,441	299,015
	18,931	1,341,472

Payables	-	3,667

Net assets available for benefits	$56,306,397	$63,170,138

See accompanying notes.

Thrift Plan for Employees of S&T Bank

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2009	2008

Additions
Contributions:
Employer (participant accounts)	$1,159,121	$2,106,908
Employee—payroll	$2,823,712	2,622,575
Employee—rollover	$83,859	1,881,989
	4,066,692	6,611,472

Investment income:
Dividends	$1,194,889	1,521,112
	$5,261,581	$8,132,584
Deductions
Distributions to participants	$(3,189,318)	(6,505,235)
Net realized and unrealized depreciation in aggregate fair value of investments	$(8,936,004)	(4,919,757)
	(12,125,322)	(11,424,992)

Net decrease	$(6,863,741)	(3,292,408)
Net assets available for benefits at beginning of year	63,170,138	66,462,546
Net assets available for benefits at end of year	$56,306,397	$63,170,138

See accompanying notes.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years Ended 2009 and 2008

1.  Description of the Plan
The following description of the Thrift Plan for Employees of S&T Bank (the Plan) provides only general information. For more complete information about the Plan, including participation, vesting and benefit provisions, refer to the Summary Plan Description, which can be obtained from S&T Bank (the Plan Sponsor and Employer).

General
The Plan is a defined contribution plan that covers all employees of S&T Bank and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by the Plan Sponsor. The Plan was most recently restated effective January 1, 2008. On December 21, 2009, the Plan was amended effective January 1, 2008 to reflect the required provisions of the Pension Protection Act of 2006 and effective December 1, 2009 for various changes in the administration of the Plan.

Contributions
The Plan is a vehicle for accepting employee pre-tax and employer tax-deferred contributions. Participants determine the amount of their pre-tax cash contributions to the Plan up to 50% of their eligible compensation. Employer matching contributions are equal to 100% on the first 1% of compensation and 50% on the next 5% of compensation, not to exceed 3.5% of eligible compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor. The Plan does not allow employee after-tax contributions. Participants may also contribute amounts representing distributions from other retirement plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Employer matching contributions on catch-up contributions are made as described prior.

The Plan provides for automatic enrollment of newly eligible employees and current eligible employees who have not previously submitted a Plan election form. Automatic pre-tax contributions are 6% of eligible compensation. Automatically enrolled employees can decline to participate or modify participation in accordance with the requirements of the Pension Protection Act of 2006.

Participants may elect to invest their contributions in one or more of the eleven available investment options or in one of five risk-based portfolios. The risk-based portfolios are comprised of varying allocations of the available investment options, which participants may select, based on their risk profile, ranging from conservative to aggressive. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made to the investment option holding S&T Bancorp, Inc. common stock.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years Ended 2009 and 2008

1.  Description of the Plan (continued)

Participants are permitted to transfer all balances in their accounts between investment options.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, Employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant’s compensation and fund balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
For participants hired on or after January 1, 2008, 100% vesting in Employer matching contributions and Employer discretionary contributions and the earnings thereon will occur when the Participant completes two years of service with the Employer. Participants hired prior to January 1, 2008 are 100% vested in the Employer contributions.

Participant Loans
The Plan does not provide for participant loans.

Payment of Benefits
Upon termination of service from the Employer, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.

In addition, the Plan incorporated the rules regarding distributions which were mandated under the provisions of the final and temporary regulations issued under Section 401(a)(9) of the Internal Revenue Code, and makes a lump sum distribution mandatory at age 70½.

Retired participants may take partial distributions as frequently as once a quarter.

Terminated participants whose vested account balance is at least $1,000 but not more that $5,000 are subject to a mandatory rollover if the participant fails to make an affirmative election to either receive a lump sum payment or directly rollover the balance to an eligible plan. The participant’s account will be transferred to an individual retirement plan selected by the Thrift Plan Committee. Terminated participants whose vested account balance is less than $1,000 are subject to a mandatory lump sum distribution if the participant fails to make an affirmative election to either receive a lump sum payment or directly rollover the balance to an eligible plan.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years Ended 2009 and 2008

1.   Description of the Plan (continued)

At December 31, 2009 and 2008, benefit payments in the amount of $0 and $180,414, respectively, were owed to participants who had elected to withdraw from the Plan, but had not yet been paid.

Forfeited Accounts
For the 2009 and 2008 plan years, Participants forfeited accounts totaled $9,153 and $1,130, respectively. These forfeitures were used to reduce Employer contributions.

2.	Summary of Significant Accounting Policies
A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

During 2009, the Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification (Codification) as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). All guidance contained in the Codification superseded all existing accounting and reporting standards. All other accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. The adoption of the Codification had no impact on the Plan’s financial statements other than the manner in which GAAP is referenced.

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years Ended 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Fair Value Measurements and Disclosure Topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1—Quoted prices for identical instruments in active markets.
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Plan Sponsor generally uses quoted market prices to determine fair value, and classifies such items in Level 1.

Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money Market Fund	$6,788,733	$-	$-	$6,788,733
Mutual Funds:
Moderate Allocation	$6,836,980	$-	$-	$6,836,980
Intermediate-term Bond	6,837,627	-	-	6,837,627
Large Blend	6,384,960	-	-	6,384,960
Mid-cap Growth	4,750,684	-	-	4,750,684
Mid-cap Blend	4,483,986	-	-	4,483,986
Foreign Accounts	3,957,919			3,957,919
Total Mutual Funds	$33,253,744	$-	$-	$33,253,744
Common Stocks	$16,233,578	$-	$-	$16,233,578
Total Assets at Fair Value	$56,276,055	$-	$-	$56,276,055

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years Ended 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money Market Fund	$9,585,047	$-	$-	$9,585,047
Mutual Funds	$22,994,807	$-	$-	$22,994,807
Common Stocks	$29,243,054	$-	$-	$29,243,054
Total Assets at Fair Value	$61,822,908	$-	$-	$61,822,908

The asset’s and liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009 and 2008.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Short-term investment funds and mutual funds are valued based on quoted market prices as of the end of the plan year.

The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Payment of Benefits
Benefits are recorded when paid.

Operating Expenses
All expenses of maintaining the plan are paid by the Employer. Participants, however, pay fees for distributions from their accounts, for commissions on purchases and sales of S&T Bancorp, Inc. common stock, and for qualifications of domestic relations orders. The Participants pay these fees directly to the Plan’s third party administrator and record keeper, Mercer HR Solutions.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years Ended 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

Subsequent Events
Subsequent events are defined as events or transactions that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through the date the financial statements were available to be issued.

Recent Accounting Pronouncements
As of December 31, 2009, the Plan adopted the Codification update, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” The guidance provides factors to be considered while estimating fair value in accordance with the Fair Value Measurements and Disclosures Topic, when there has been a significant decrease in market activity for an asset or liability. This guidance retains the existing “exit price” concept under the topic and therefore does not change the objective of fair value measurements, even when there has been a significant decrease in market activity. The guidance also enhances disclosure requirements for defining the major categories of debt and equity securities and the valuation techniques used to measure fair value.

3.	Investments
During 2009 and 2008, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value by $8,936,004 and $4,919,757, respectively, as follows:

Net Appreciation (Depreciation)
In Fair Value
	2009	2008
Mutual Funds	$6,840,652	$(11,588,346)
S&T Bancorp, Inc.	$(15,776,656)	$6,668,589
Net Depreciation	$(8,936,004)	$(4,919,757)

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years Ended 2009 and 2008

3.	Investments (continued)
The following investments exceeded 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

	December 31		December 31
Investment	2009	2008	2009	2008
	Shares		$
S&T Bancorp, Inc.	954,355	823,748	$16,223,578	$29,243,054
Dodge & Cox Balanced Fund	106,813	104,842	$6,839,215	$5,374,210
PIMCO Total Return Fixed Income Fund	633,054	491,347	$6,836,979	$4,982,257
Federated Prime Obligations Fund	6,788,733	9,585,047	$6,788,733	$9,585,047
Columbia Acorn Fund	192,491	178,725	$4,750,684	$3,165,225
Harbor International Fund	71,811	66,765	$3,940,254	$2,678,628
Vanguard Index 500 Fund[1]	37,813	28,358	$3,206,933	$1,449,650
Selected American Large Cap Growth	85,316	78,796	$3,178,027	$2,245,686

4.	Transactions with Parties-in-Interest
Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. Effective December 1, 2009, Mercer HR Solutions became the third party administrator and record keeper for the Plan; however the Plan Sponsor retains primary responsibility for administration. Mercer Trust Company (the Trustee) acts as trustee and safekeeping agent for the Plan.

At December 31, 2009 and 2008, respectively, the Plan held an aggregate of 954,355 and 823,748 shares of S&T Bancorp, Inc. common stock valued at $16,233,578 and $29,243,054.

At December 31, 2009 and 2008, respectively, the Plan held an aggregate of 228,914 and 184,132 shares of Stewart Capital Mid Cap Index Fund valued at $2,122,029 and $1,152,668. This fund is advised by Stewart Capital Advisors, LLC, a subsidiary of the Plan Sponsor.

1 Vanguard Index 500 Fund was greater than 5% of the plan’s net assets available for benefits in 2009, but less than 5% in 2008.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years Ended 2009 and 2008

5.	Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter, however the Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt. Additionally, the Plan has no income subject to unrelated business income tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	Plan Termination

Although it has not expressed any interest to do so, the Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

Supplemental Schedule

Thrift Plan for Employees of S&T Bank

EIN:  25-0776600          Plan Number:  002

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2009

	(c)
	Description of
(b)	Investment, Including		(e)
Identity of Issuer, Borrower,	Number of Units		Current
Lessor or Similar Party	or Shares Held		Value

Cash Pending Investment	11,411	Units	$11,411
Federated Prime Obligations Fund	6,788,733	Units	$6,788,733
Mutual Funds:
Dodge & Cox Balanced Fund	106,813	Units	$6,839,215
Columbia Acorn Fund	192,491	Units	$4,750,684
PIMCO Total Return Fixed Income Fund	633,054	Units	$6,836,979
Selected American Large Cap Growth	85,316	Units	$3,178,027
Harbor International Fund	71,811	Units	$3,940,254
Vanguard Index 500 Fund	37,813	Units	$3,206,933
Vanguard Mid-Cap Index Fund	100,809	Units	$2,361,957
Stewart Capital Mid Cap Index Fund*	228,914	Units	$2,122,029
Oakmark International Small Cap Fund	1,486	Units	$17,665
Total Mutual Funds			$33,253,744

S&T Bancorp, Inc.*	954,355	Shares of Common Stock	$16,233,578

Total assets held at end of year			$56,287,466

*Indicates party-in-interest to the Plan

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees of S&T Bank

June 25, 2010
/s/ Mark Kochvar
Mark Kochvar
Senior Executive Vice President &
Chief Financial Officer